SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended  16 September 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

BP p.l.c.

Voting Rights and Capital - Transparency Directive Disclosure

London
 16 September 2009

Pursuant to Disclosure and Transparency Rule 5.5:-

  BP p.l.c. (the 'Company') announces that following the transfer of 1,304,449 ordinary shares to participants in its employee share schemes announced earlier today
  , the company holds 1,874,551,557 ordinary shares
  in treasury
  and
  has
  18,748,334,933
   ordinary shares in issue (excluding Treasury shares).

  The Company announces in accordance with DTR 5.5.1 that the percentage of voting rights attributable to those shares it holds in treasury following that transfer is 9.99%.
    These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 16 September 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary